FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 29, 2009

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Announcement

of Magyar Telekom Plc.

Hungary’s leading telecommunications company

The Board of Directors of Magyar Telekom Telecommunications Public Limited Company (registered seat: 1013 Budapest, Krisztina krt. 55.) hereby notifies Shareholders that the Company will hold

its Extraordinary General Meeting

at 11.00. a.m. on June 29, 2009.

Venue of the General Meeting:

The headquarters of the Magyar Telekom, Tölösi Conference Center

Budapest I., Krisztina krt. 55.

Way of organizing the General Meeting: participation in person

Agenda of the General Meeting:

1.	Informative for the shareholders with regard to the transformation of Magyar Telekom Nyrt., T-Kábel Magyarország Kft. and Dél-Vonal Kft.;
2.	Approval of the written report of senior officers;
3.	Statement of the independent auditor on the transformation and that the planned transformation will not endanger the satisfaction of creditors claims towards the company;
4.	Opinion of the Supervisory Board and the Audit Committee on the transformation;
5.	Decision on the closing draft balance sheet and draft merger inventory of Magyar Telekom Nyrt.;
6.	Decision on the sum of the proportionate assets due to persons who do not wish to remain shareholders of Magyar Telekom, as the successor company and on the way of settlement with them;
7.	Final determination of persons who do not wish to remain shareholders of the successor company and the number of their shares;
8.	Establishment of the number of persons who do not wish to remain shareholders of the successor company and the number of their shares;
9.	Decision on the draft balance sheet and draft inventory of Magyar Telekom Nyrt., as the successor company, with regard to changes of the draft balance sheet due to possible departing shareholders;
10.	Decision on the transformation, approval of the merger agreement;
11.

Decision on the amendment of the Articles of Association of the Company (1.4. (a) Sites of the Company; 1.4. (b) Branch Offices of the Company; 1.8. Legal succession; 1.7. Share capital of the Company; 2.1. Shares; 15.2. Notices, 15.5. Miscellaneous);

12.	Approval of the new Articles of Association of the successor Company.

Conditions for participation and exercising voting rights at the General Meeting

Shareholders may exercise shareholder’s rights at the General Meeting either in person or through a duly authorized representative.

a.)

Shareholders participating in person may identify themselves with their identity card or passport whereas their ownership is certified through being registered in the Share Registry. In order to ensure that shareholders are registered in the Share Registry Magyar Telekom Plc. orders owner identification during which the custodians send the data of shareholders to KELER Zrt. that, on the basis of the received information, registers shareholders in the Share Registry until its closing. Shareholders who certify their shareholder status prior to the General Meeting, during registration by way of a securities account statement, issued to the name of the shareholder but are not registered in the Share Registry, may participate the General Meeting but may not exercise their right of vote.

b.)

The proxy shall be set forth in a public instrument or a private document providing full evidence. If the proxy was prepared abroad the document must meet the requirements of the law on the certification and re-certification of formal foreign documents. Further details can be obtained at the respective Hungarian embassy. The proxy shall be presented during the registration procedure prior to the commencement of the General Meeting. In the event that the proxy was not issued in the Hungarian or English language the official Hungarian translation shall also be attached to the document. Regarding the exercise of voting rights the provisions of Section a.) shall prevail.

c.)	Custodians, registered in the Share Registry and acting as nominees may act on behalf of the shareholder pursuant to Act CXX of 2001 (Act on Capital Markets).

The condition of exercising voting rights at the General Meeting is that the shareholder or the nominee (except proxy holders acting on the basis of the authorization of the shareholder issued in the form of a public instrument or a private document providing full evidence) is registered as such in the Share Registry at least six (6) working days prior to the date of the General Meeting (i.e. latest by June 19, 2009).

With regard to registry in the Share Registry Magyar Telekom Plc. will request the identification of registered shares without blocking, issued by Magyar Telekom in the face value of HUF 100 under serial number HU0000073507 ISIN from KELER Zrt. with the turning date of June 18, 2009. The registry of shareholders in the Share Registry shall be arranged by their respective custodians. Shareholders are informed by their custodians about the deadline of registry into the Share Registry. The Company shall not be held liable for the consequences of any failure on behalf of custodians.

The closing of the Share Registry will take place at 4.00 p.m., on June 19, 2009.

The registration will take place from 9.00 a.m. to 10.30. a.m.

In the event of a later registration than the above indicated period the Company may not be held liable if the shareholder (or the proxy) misses part of the General Meeting due to late registry.

If the General Meeting does not have a quorum, the Board of Directors convokes the repeated General Meeting to June 29, 2009 at 1.00 p.m. with the same agenda and at the same venue. The repeated General Meeting shall have a quorum irrespective of the number of shareholders/votes being present.

The Board of Directors of Magyar Telekom Telecommunications Public Limited Company

Announcement on the availability of the documents of the General Meeting

The written submissions prepared with regard to the General Meeting to be held on June 29, 2009 are available subsequent to the publication on the web site of the Company, at the customer service office of KELER Zrt. (1075 Budapest, Asbóth u. 9-11.) between 9 a.m. – 3 p.m., on the web site of Magyar Telekom Plc. (www.magyartelekom.hu), on the web site of the Budapest Stock Exchange (www.bet.hu) and at the place of the General Meeting from the commencement of registration (June 29, 2009, from 9.00 a.m.).

Budapest, May 29, 2009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: May 29, 2009